Barnett & Linn ___________ Attorneys at Law	23945 calabasas road, suite 115 calabasas , CALIFORNIA 91302 Telephone (818) 436-6410 FAX (818) 223-8303 wbarnett@wbarnettlaw.com

September 18, 2012

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington D.C. 20549

Attn:	Pamela A. Long, Asst. Director
Edward M. Kelly, Senior Attorney
Dale Welcome, Staff Accountant
Anne M. McConnell, Staff Accountant

Re:	Cumberland Hills Ltd. (“Registrant”)
Amendment No. 3 to Registration Statement on Form S-1
Filed on May 31, 2012
File No. 333-181784

Gentlepersons:

In accordance with there being no further comments from the SEC , we concur with the Registrant’s request, enclosed herewith, that Amendment No. 3 to the Registration Statement be declared effective at 12:00 p.m., Washington, D.C. time, on Thursday, September 20, 2012, or as soon thereafter as practical. Please contact the undersigned as soon as possible should you have any further questions or comments.

Thank you in advance for your courtesies and cooperation.

Very truly yours,
Barnett & Linn
/s/ William B. Barnett
William B. Barnett

WBB: scc

cc/ Mr. Isaacs, President